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Evolving Gold Corp Appoints Two New Directors to its Board

October 15, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) wishes to announce that at its AGM on September 30, 2008 Dr. Robert Barker and Mr. William Sheriff were appointed to the Board of Evolving Gold Corp. They join the present Board directors: Dr. Quinton Hennigh, Mr. Robert Bick, Dr. Gilles Arseneau and Mr. William Majcher.

Dr. Robert Barker is a seasoned manager with forty-three years experience in a successful multi-commodity mining exploration and with twenty-seven years in exploration and acquisition leadership. He has led exploration and acquisition programs in the United States, Canada, Australia, and South America. Over his career, he has served as Exploration Manager with Newcrest Mining, Homestake Mining and AMAX, Inc. As General Manager, American Exploration for Newcrest Resources, Dr. Barker established new exploration companies in North America and South America.

William Sheriff is currently Chief Executive Officer and a director of Golden Predator Mines Inc. He previously served as a director and Chairman of Energy Metals Corporation, a former public company listed on the TSX and NYSE. Mr. Sheriff currently serves as a director of several public companies including Uranium One Inc., Eurasian Minerals Inc. and Midway Gold Corp. He also serves as President of Pacific Intermountain Gold Corporation, which owns advanced gold exploration projects throughout Nevada. Mr. Sheriff holds a B.Sc. in Geology and conducted graduate studies in Mining Geology and Mineral Economics.

Corporate Governance
On October 1, 2008, certain of the Company’s directors and officers voluntarily cancelled options to acquire 1.76 million common shares in the Company.

The Company wishes to announce a correction to the disclosure of the finder’s fee paid pursuant to the Rattlesnake Hills property acquisition initially announced January 18, 2008 and subsequently closed February 20, 2008. A 75,000 common share finder’s fee was previously disclosed as having been issued to PI Financial Corp., however the finder’s fee should have been and will be issued to Mr. Paul Matysek for his role in the property acquisition. PI Financial Corp. has agreed to the cancellation of its 75,000 common shares. The TSX Venture Exchange has conditionally accepted this change in finder’s fee.

About Evolving Gold Corp.
Evolving Gold is focused on its Rattlesnake Hills property, in Wyoming. Assay results for the first three holes reveal an intersection of 2.48 Grams/Tonne over 146 Meters (see press release 9/8/08). The Company has just completed a 15 hole, 7,000 meter drilling program on this property with further assay results coming out over the next months. Evolving has the option to acquire 100% of the Rattlesnake Hills project.

Evolving also has 8 other gold properties primarily in Nevada including a lease agreement with Newmont Mining Corporation on four prospective gold properties (North Carlin District Properties) located within the Carlin Gold Trend (see press release 12/5/2007).

Evolving currently has over $19.5 million in its treasury.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

/s/ Robert Bick
Robert Bick
CEO and Director
Robert@evolvinggold.com
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.

Robert Bick, CEO
robert@evolvinggold.com
Direct: 604 685 6375
Toll Free: 1-866-604-3864
www.EvolvingGold.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF